82-5769

UFJ Holdings, Inc

Address:　　　　UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile:　　　81-3-3212-5867
Telephone:　　81-3-3212-5458



03007507

FACSIMILE TRANSMISSION COVER MEMORA

DATE:	March 12, 2003
TO:	Office of International Corporate Finance
	Division of Corporate Finance
	Securities and Exchange Commission
	Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

---

* If you do not receive all pages please contact us immediately.

March 12, 2003

To whom It May Concern:

UFJ Holdings, Inc.

Financial assistance to Tomen Corporation

We hereby give notice that UFJ Bank Limited, a wholly-owned subsidiary of UFJ
Holdings, Inc., today decided to give financial assistance to Tomen Corporation
("Tomen"), as described below, in order for Tomen to execute its "Medium-term
Management Plan", which was announced on December 27, 2002.

1. Subscription of preferred shares of 30 billion yen
2. Debt forgiveness totaling 110 billion yen

Impact on earnings of UFJ Holdings

Financial assistance to Tomen does not change the current forecast of UFJ
Holdings' consolidated financial results for the fiscal year ending March 31,
2003.



UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

March 12, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure